Mail Stop 3561

				November 9, 2005

By Facsimile and U.S. Mail

Mark Leland
Chief Financial Officer
El Paso Corporation
1001 Louisiana Street
Houston, TX 77002

		Re:	Southern Natural Gas Company
			Form 10-K for the year ended December 31, 2004
			Filed March 29, 2005
			File No. 1-2745


Dear Mr. Leland:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated October 20, 2005. Our review resulted in the following accounting comment.

Southern Natural Gas Company Form 10-K for the year ended December
31, 2004

1. We note your response to comment seven of our letter dated September 29, 2005. We note that you are appropriately amortizing the excess fair value over cost regarding your investment in Citrus.
Explain to us how you determined the amortization period.  We further
note that you cumulatively adjusted the credit balance in 2004
related to the correction of an error for prior periods.   Explain
to
us why you believe this was appropriate GAAP since you were
already
correcting a known error in your financial statements related to prior periods. Also, provide to us your detailed analysis of materiality. You may consult SAB Topic no. 99. Furthermore, provide to us a roll-forward of the deferred tax liability account
associated
with your investments in unconsolidated affiliates.    We may have
further comment.


	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.






		If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Michael Moran, Esq.
		Branch Chief


??

??

??

??

Mr. Mark Leland
Southern Natural Gas Company
November 9, 2005
Page 2


2